TORYS LLP

NEW YORK TORONTO

237 Park Avenue
New York, New York
10017.3142

TEL 212.880.6000
FAX 212.682.0200

www.torys.com

Daniel M. Miller
Direct Tel. 212.880.6079
dmiller@torys.com

August 11, 2005

By Courier

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madam:

Re: Penn West Energy Trust
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34902

On behalf of our client, Penn West Energy Trust (the "Trust"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the Trust's:

1. News release, dated August 5, 2005.
2. Second Quarter Report to Shareholders, including interim financial statements and management's discussion and analysis.
3. CEO Certification of Interim Filings.
4. CFO Certification of Interim Filings.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Sincerely,

Daniel M. Miller

Enclosure

cc: Todd Takeyasu
Penn West Petroleum Ltd.
Allan R. Twa
Jeffrey T. Oke
Burnet, Duckworth & Palmer LLP

dlw 8/16

5654460.1
01549-2024

File No. 82-34902

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Penn West Energy Trust announces 2005 second quarter results and the appointment of George Brookman to the Board of Directors

CALGARY, Aug. 5 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN) is pleased to announce results for the second quarter ended June 30, 2005 and the appointment of Mr. George Brookman to the Board of Directors.

Plan of Arrangement

- Subsequent to receipt of shareholder approval on May 27, 2005, court approval was received for the plan of arrangement to convert Penn West Petroleum Ltd. ("Penn West") into an income trust on May 31, 2005. Penn West Energy Trust (the "Trust") commenced operations as an oil and gas income trust retaining all of the Penn West assets and liabilities as at May 31, 2005. As a result of the plan of arrangement, Penn West shareholders received three Trust units for each Penn West share. To provide meaningful comparative information, the continuity of interest basis of accounting was followed as if the Trust had historically carried on the business of Penn West. Results for the second quarter of 2005 include two months operating as Penn West and one month operating as the Trust.

Financial Results

- Cash flow(1) in the second quarter of 2005 was up $46 million or 22 percent to $257 million ($1.58 per unit, basic) from $211 million ($1.31 per unit, basic) in the second quarter of 2004, reflecting higher crude oil and natural gas prices in the quarter.
- Net income for the second quarter of 2005 of $60 million ($0.37 per unit, basic) compares to $66 million ($0.41 per unit, basic) in the same period of 2004, and net income for the first half of 2005 of $127 million ($0.78 per unit, basic) compares to $127 million ($0.78 per unit, basic) in the first half of 2004. As the stock option plan contained a cash payment alternative and all stock options vested as a result of the conversion, pre-tax income was reduced by a one-time, $53 million stock-based compensation provision in the second quarter of 2005. Adjusted income from operations for the second quarter of 2005 of $97 million ($0.60 per unit, basic) compares to $75 million ($0.47 per unit, basic) for the second quarter in 2004, while adjusted income from operations for the first half of 2005 of $177 million ($1.09 per unit, basic) compares to $132 million ($0.82 per unit, basic) for the first half of 2004.

Operations

- During the second quarter of 2005, Penn West focused its activities on exploration and development drilling for natural gas in its Plains area. A total of 36 net wells were drilled at an 89 percent rate of success.
- Crude oil and liquids production averaged 50,633 barrels per day for the quarter, a decrease of five percent over the 53,162 barrels per day produced in the first quarter of 2005.
- Second quarter 2005 natural gas production averaged 296 mmcf per day, up two percent from the 289 mmcf per day produced in the first quarter of 2005.
- Barrel of oil equivalent production of 99,910 boe per day in the

second quarter of 2005 represented a one percent decrease from the first quarter 2005 production of 101,343 boe per day.
- Production in the quarter was impacted by wet weather in Western Canada and by scheduled maintenance programs. Subsequent to the quarter end, production has increased to 101,000 boe per day.

Governance

- On August 3, 2005, the Board of Directors appointed Mr. George Brookman as a director of Penn West Energy Trust. Mr. Brookman is currently the CEO of West Canadian Industries.

Distributions

- Our first monthly cash distribution of $0.26 per trust unit was paid on July 15, 2005 to unitholders of record on June 30, 2005. On July 20, 2005, the Trust announced a $0.26 per unit cash distribution payable on August 15, 2005 to unitholders of record on July 29, 2005.
- The Trust has established an initial target to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. Assuming a US$55.00 WTI oil price and a $7.65 natural gas price for the remainder of 2005, current distribution levels represent approximately 50 percent of forecast cash flow.

The financial and operational results follow:

<<

1. FINANCIAL HIGHLIGHTS ($ millions, except per unit amounts)

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Gross revenues	$ 424.2	$ 390.4	9	$ 829.5	$ 736.5	13
Cash flow(1)	$ 257.0	$ 211.2	22	$ 517.1	$ 392.4	32
Per unit(2)	1.58	1.31	21	3.19	2.43	31
Diluted per unit(2)	1.49	1.29	16	3.07	2.39	28
Net income(3)	$ 59.7	$ 65.5	(9)	$ 126.6	$ 126.5	-
Per unit(2)	0.37	0.41	(10)	0.78	0.78	-
Diluted per unit(2)	0.34	0.40	(15)	0.75	0.77	(3)
Dividends paid	$ 10.8	$ 6.7		$ 17.5	$ 94.1	

(1) Cash flow is a non-generally accepted accounting principles ("GAAP") term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.
(2) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.
(3) Net income in the second quarter of 2005 was reduced by a $53 million pre-tax stock-based compensation charge as a result of the Trust conversion.

2. ADJUSTED INCOME FROM OPERATIONS

The following table provides a reconciliation of the after-tax effects of certain items of a non-operational nature that are included in the reported financial results.

($ millions, except per unit amounts)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Net income as reported	$ 59.7	$ 65.5	$ 126.6	$ 126.5
Foreign exchange loss (gain)(1)	2.5	6.3	3.7	(0.6)
Effect of statutory tax rate changes on future income tax liabilities(2)	-	-	-	(20.3)
Stock-based compensation expense(3)	34.0	3.6	45.7	26.4
Unit-based compensation expense(4)	0.5	-	0.5	-
Adjusted income from operations(5)	$ 96.7	$ 75.4	$ 176.5	$ 132.0
Per unit - basic(6)	$ 0.60	$ 0.47	$ 1.09	$ 0.82
- diluted(6)	$ 0.56	$ 0.46	$ 1.05	$ 0.80

(1) Gains and losses on the translation of US dollar denominated debt to period end exchange rates are immediately recognized in net income.
(2) During the first quarter of 2004, the Alberta Government substantively enacted rate reductions applicable to the resource industry. The impact of such changes on future income tax assets and liabilities is included in net income during the period that the legislation is substantively enacted.
(3) The Penn West stock option plan provided employees and directors the choice of a cash payment in return for surrendering vested options. The plan was cancelled upon conversion to Penn West Energy Trust on May 31, 2005 with amounts paid in excess of the previously recorded liability expensed as stock-based compensation in the period.
(4) The Trust provides for unit-based compensation utilizing the fair market value method.
(5) Adjusted income from operations is a non-GAAP term that the Trust utilizes to evaluate its performance.
(6) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

3. CAPITAL EXPENDITURES ($ millions)

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Property acquisitions, net	$ 31.7	$ (0.9)	$ 32.0	$ 232.9
Land acquisition and retention	2.9	5.8	7.2	10.8

Drilling and completions	27.3	30.7	170.8	146.7
Facilities and well equipping	35.9	45.1	85.2	128.5
Geological and geophysical	1.4	1.1	5.4	10.2
Administrative	0.2	0.2	0.5	0.5
Capital expenditures	$ 99.4	$ 82.0	$ 301.1	$ 529.6

Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 3 and 5 to the unaudited interim consolidated financial statements.

4. PRODUCTION AND NETBACKS

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Natural gas:						
MMcf per day	295.7	329.8	(10)	292.4	320.9	(9)
Operating netback ($ per mcf):						
Sales price	$ 7.41	$ 7.03	5	$ 7.14	$ 6.73	6
Hedging gain	-	-	-	0.12	-	-
Royalties	(1.49)	(1.44)	3	(1.48)	(1.41)	5
Operating costs	(0.82)	(0.67)	22	(0.80)	(0.66)	21
Netback	$ 5.10	$ 4.92	4	$ 4.98	$ 4.66	7
Light oil and NGL's:						
Barrels per day	32,011	34,624	(8)	33,109	35,950	(8)
Operating netback ($ per bbl):						
Sales price	$ 59.05	$ 47.01	26	$ 57.48	$ 44.03	31
Hedging loss	-	(7.21)	-	-	(5.31)	-
Royalties	(9.06)	(7.12)	27	(8.95)	(6.84)	31
Operating costs	(14.93)	(12.84)	16	(14.27)	(12.83)	11
Netback	$ 35.06	$ 19.84	77	$ 34.26	$ 19.05	80
Conventional heavy oil:						
Barrels per day	18,622	19,692	(5)	18,781	16,830	12
Operating netback ($ per bbl):						
Sales price	$ 31.22	$ 30.17	3	$ 29.63	$ 29.47	1
Royalties	(4.63)	(4.28)	8	(4.42)	(4.04)	9
Operating costs	(9.02)	(8.60)	5	(8.99)	(8.46)	6

Netback	$ 17.57	$ 17.29	2	$ 16.22	$ 16.97	(4)
Total Liquids:						
Barrels per day	50,633	54,316	(7)	51,890	52,780	(2)
Operating netback ($ per bbl):						
Sales price	$ 48.81	$ 40.90	19	$ 47.40	$ 39.39	20
Hedging loss	-	(4.60)	-	-	(3.62)	-
Royalties	(7.43)	(6.09)	22	(7.31)	(5.95)	23
Operating costs	(12.75)	(11.30)	13	(12.36)	(11.43)	8
Netback	$ 28.63	$ 18.91	51	$ 27.73	$ 18.39	51
Combined totals:						
Barrels of oil equivalent(1)						
Daily production	99,910	109,280	(9)	100,623	106,258	(5)
Operating netback ($ per boe):						
Sales price	$ 46.66	$ 41.56	12	$ 45.18	$ 39.88	13
Hedging (loss) gain	-	(2.29)	-	0.36	(1.79)	-
Royalties	(8.17)	(7.37)	11	(8.06)	(7.22)	12
Operating costs	(8.89)	(7.66)	16	(8.70)	(7.66)	14
Netback	$ 29.60	$ 24.24	22	$ 28.78	$ 23.21	24

(1) Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

Production in the quarter declined nine percent compared to the second quarter of 2004 due to scheduled summer maintenance programs and wet weather in Western Canada. Liquids prices in the second quarter of 2005 were $48.81 per barrel before and after hedging (2004 - $40.90 before; $36.30 after). Natural gas hedges did not impact the natural gas price realized during the second quarter of 2005 or 2004. Revenue was not impacted by commodity hedging in Q2 2005 (Q2 2004 - $22.7 million loss).

5. UNDEVELOPED LANDS

	As at June 30		
	2005	2004	% Change
Gross acres (000s)	5,408	6,023	(10)
Net acres (000s)	5,109	5,797	(12)
Average working interest	94%	96%	(2)

6. DRILLING PROGRAM

	Three months ended June 30				Six months ended June 30			
	2005		2004		2005		2004	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	18	18	37	37	110	108	117	112
Oil	15	14	9	9	62	58	100	95
Dry	4	4	5	5	11	11	24	24
Total wells	37	36	51	51	183	177	241	231
Success Rate		89%		90%		94%		90%

7. FARM OUT ACTIVITY

	Six months ended June 30	
	2005	2004
Wells drilled on farm out lands(x)	67	16

(x) Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm out agreements.

8. ACTIVITIES BY CORE AREA

Core Area	Undeveloped land as at June 30, 2005 (thousands of net acres)	Net wells drilled for the six months ended June 30, 2005
Northern	2,021	27
Peace River Arch	102	14
Central	948	18
Plains	1,256	111
Southern Saskatchewan/Other	782	7
	5,109	177

9. TRUST UNIT DATA (millions of units)

	2005	2004	% Change
Weighted average:			
(Six months ended June 30)			
Basic(1)	162.02	161.37	-
Diluted(1)	168.57	164.16	3

Outstanding: (as at June 30)			
Basic(1)	163.14	161.46	1
Basic plus trust unit rights(1)	170.68	173.31	(2)

(1) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

LETTER TO OUR UNITHOLDERS

Effective May 31, 2005, Penn West Energy Trust (the "Trust") commenced operations as an oil and natural gas income trust pursuant to the plan of arrangement approved by shareholders on May 27, 2005. Since May 31, 2005, we have put together a new Board of Directors and management team to guide the Trust to future success. We have begun an ongoing significant effort to unlock the value in our 5.1 million net acres of undeveloped land through farm outs, sales, and joint ventures. Operation teams for each core area have completed detailed property reviews and are going forward with plans to exploit development opportunities available to the Trust for every property. In addition to these more conventional activities, we are working towards realization of our goal to implement an enhanced recovery program on the multi billion barrel Pembina Cardium oil field utilizing waste CO_2 that is currently being emitted into the atmosphere by heavy industry in Alberta. As well, we are beginning the second phase of a development program for the Seal oil sands project that will ultimately include 30 to 50 horizontal wells and a new facility.

On August 3, 2005, the Board of Directors of Penn West Energy Trust appointed Mr. George Brookman as a director of the Trust. Mr. Brookman brings to the board extensive business experience gained over a successful career spanning 30 years to date, currently as the CEO of West Canadian Industries. This business experience is complemented by extensive service to the community. He is currently the Vice-Chairman of the Calgary Exhibition and Stampede, director of KSPS Public Television in Spokane and is involved with the University of Calgary. On behalf of the Board of Penn West, we welcome George as a director and look forward to his counsel in the future.

On July 15, 2005, the Trust delivered its first monthly cash distribution of $0.26 per unit to unitholders of record on June 30, 2005 and has announced a $0.26 per unit distribution to be paid on August 15, 2005. To increase the certainty of cash flow to fund our distributions, the Trust entered into costless collars on 20,000 barrels per day of crude oil through December 31, 2006. These WTI collars incorporate an average floor price of US$47.50 and an average ceiling of US$67.86. Based on the current forecast for commodity prices for the remainder of the year, cash flow is expected to exceed $1 billion for the year ended December 31, 2005.

On behalf of the Board of Directors,

William E. Andrew
President and CEO

Calgary, Alberta
August 5, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim

consolidated financial statements of Penn West Energy Trust (the "Trust") for the three and six months ended June 30, 2005, and the audited consolidated financial statements and MD&A of Penn West Petroleum Ltd. ("Penn West") for the year ended December 31, 2004. Due to the conversion of Penn West to an income trust on May 31, 2005, the second quarter results ended June 30, 2005 included operations for one month of the Trust and two months of Penn West. To facilitate meaningful comparisons, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of Penn West. The date of this MD&A is August 5, 2005.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles ("GAAP") measures and may not be comparable to similar measures provided by other issuers. Cash flow represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments. Management utilizes cash flow and netbacks to assess financial performance and the capacity of the Trust to finance distributions to unitholders and future capital projects.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

Quarterly Financial Summary ($millions, except per unit amounts)

	2005 (unaudited)		2004			
Three months ended	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Gross revenues(1)	$ 424.2	$ 405.3	$ 400.5	$ 384.3	$ 390.4	$ 346.1
Cash flow(2)	257.0	260.1	237.8	236.5	211.2	181.2
Basic per unit(3)	1.58	1.61	1.47	1.46	1.31	1.12
Diluted per unit(3)	1.49	1.58	1.44	1.44	1.29	1.11
Net income(1)	59.7	66.9	68.6	76.7	65.5	61.0
Basic per unit(3)	0.37	0.41	0.42	0.48	0.41	0.38
Diluted per unit(3)	$ 0.34	$ 0.41	$ 0.42	$ 0.47	$ 0.40	$ 0.37

Production						
Liquids (bbls/day)	50,633	53,162	53,781	52,966	54,316	51,245
Natural gas (mmcf/d)	295.7	289.1	307.4	316.0	329.8	312.0
Oil equivalent (boe/day)	99,910	101,343	105,007	105,639	109,280	103,237

	2003	
Three months ended	Dec 31	Sep 30
Gross revenues(1)	$ 310.5	$ 331.4
Cash flow(2)	193.7	204.8
Basic per unit(3)	1.20	1.27
Diluted per unit(3)	1.18	1.26
Net income(1)	38.8	77.4
Basic per unit(3)	0.24	0.48
Diluted per unit(3)	$ 0.24	$ 0.47
Production		
Liquids (bbls/day)	47,079	46,060
Natural gas (mmcf/d)	314.4	339.9
Oil equivalent (boe/day)	99,479	102,712

(1) The 2003 comparative figures have been restated to reflect the required retroactive implementation of accounting for Asset Retirement Obligations - see note 11 to the audited annual consolidated financial statements for the year ended December 31, 2004.

(2) Cash flow is a non-generally accepted accounting principles ("GAAP") term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.

(3) Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

Plan of Arrangement

On May 27, 2005, the shareholders approved the proposed reorganization of Penn West into an income trust as described in the plan of arrangement dated April 22, 2005. Court approval was obtained on the effective date of the conversion, May 31, 2005. Penn West shareholders received three units of the Trust for each Penn West share. The Trust commenced operations on May 31, 2005 with a new business mandate and legal structure pursuant to the trust indenture dated April 22, 2005, as amended and restated on May 27, 2005. The Trust assumed all assets and liabilities previously held by Penn West.

Prior to the income trust conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries and

partnerships. The consolidated financial statements of the Trust have been prepared on a continuity of interest basis, as if the Trust historically carried on the business of Penn West, and include the financial results of Penn West to May 31, 2005 and the Trust for the month of June 2005. Per unit figures of comparative periods have been restated to reflect the conversion ratio of three units of the Trust for each share of Penn West.

Reorganization costs of $36 million, relating to financial advisors, legal fees, short year tax rate differences and additional capital taxes associated with the plan of arrangement were charged to accumulated earnings in the second quarter of 2005. In addition, as Penn West's stock option plan contained a cash payment alternative, $53 million related to canceling outstanding options was charged to income in the second quarter of 2005. At the end of May 2005, Penn West made cash payments of $81 million for the surrender of the remaining vested and unvested stock options pursuant to the plan of arrangement and the terms of the stock option plan.

Oil and Natural Gas Revenues

Higher prices for both crude oil and natural gas were partially offset by lower production resulting in revenues of $830 million for the six months ended June 30, 2005 up from $737 million in the first half of 2004. Production of crude oil and liquids decreased two percent to 51,890 bbls per day from 52,780 bbls per day in 2004. Production of natural gas averaged 292 mmcf per day in the first half of 2005, down from 321 mmcf per day in 2004. The average price received for natural gas in the first six months of 2005 was $7.26 per mcf up eight percent from $6.73 per mcf in 2004 and the average crude oil and liquids price increased 33 percent from $35.77 per bbl in the first six months of 2004 to $47.40 per barrel in 2005.

Revenues increased by nine percent to $424 million during the second quarter (Q2) of 2005 from $390 million in Q2 2004. The average production of natural gas declined by 10 percent to 296 mmcf per day in the quarter from 330 mmcf per day in Q2 2004, and production of crude oil and liquids decreased seven per cent to 50,633 bbls per day in the quarter from 54,316 bbls per day in Q2 2004. The average natural gas price received increased by five percent to $7.41 per mcf in the quarter from $7.03 per mcf in Q2 2004, and the average crude oil and liquids price jumped by 34 percent to $48.81 per bbl in the period from $36.30 per bbl in Q2 2004.

Increases (Decreases) in Gross Revenues for the six months ended June 30 ($ millions)

Gross revenues - 2004	$	736.5
Decrease in light oil and NGL production		(21.3)
Increase in light oil and NGL prices		112.4
Increase in conventional heavy oil production		9.9
Increase in conventional heavy oil prices		0.6
Decrease in natural gas production		(36.8)
Increase in natural gas prices		28.2
Gross revenues - 2005	$	829.5

Royalty Expenses

The average royalty rate in Q2 2005 was 18 percent, down from 19 percent in Q2 2004 and the same as the rate incurred in the first quarter of 2005. The royalty rate reflects an oil and liquids royalty rate of 15 percent, down slightly from 17 percent in Q2 2004, and a natural gas royalty rate of 20 percent, the same rate that was realized in Q2 2004.

Operating Expenses

Operating expenses of $159 million incurred in the first half of 2005 were seven percent higher compared to $148 million in the first half of 2004. Per unit operating costs increased 14 percent to $8.70 per boe from $7.66 per boe in the first half of 2004. The unit cost increase is attributable to an increase in the proportion of crude oil in the production mix (which increased to 52 percent of total production in the period from 50 percent in 2004), and to higher general field service costs arising from increases in fuel and labour rates.

General and Administrative Expenses

Gross expenses of $23 million were up 15 percent from $20 million in the first half of 2004 reflecting increased staffing and salary levels. Net general and administrative expenses of $11.2 million in the period also reflect these changes in compensation and were up 49 percent from $7.5 million in the first half of 2004. On a per unit basis, net expenses were $0.61 per boe in the first six months of 2005, up 56 percent from $0.39 per boe for the same period of 2004. This increase is in line with expectations due to higher compensation costs to retain staff.

Interest Expense

Interest expense for the first half of 2005 amounted to $9.8 million, an increase of 14 percent from $8.6 million in the same period of 2004. The increase is due to higher average interest rates in the 2005 period.

Depletion, Depreciation and Accretion

Depletion, depreciation and the accretion provision increased by eight percent to a total of $214 million in the first half of 2005 from $197 million in the same period of 2004. This was a direct result of an increase in the depletion rate. Average unit costs increased by 15 percent to $11.73 per boe in the period from $10.20 per boe in the same 2004 period. Accretion of the asset retirement obligation was $10.3 million in the six months ending June 30, 2005 compared to $6.8 million for the comparable 2004 period.

Foreign Exchange

During Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. As at March 31, 2005, the Company had $85 million of US denominated debt. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars at an average exchange rate of $0.803 CAD/USD and realized an additional $22.8 million foreign exchange gain. As at June 30, 2005, the Trust had no foreign currency denominated debt. The translation of the US denominated debt outstanding during the quarter to Canadian dollars resulted in a net foreign exchange loss in Q2 2005 of $3.0 million compared to $4.6 million at the end of the second quarter of 2004.

Unit-Based Compensation

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the Penn West stock option plan and the plan of arrangement. Option holders had several alternatives in respect to options vesting on conversion including a cash payment, purchasing Penn West shares at the option exercise price or carrying the option forward. Of the total unit-based compensation charge of $72.2 million in 2005, $53.3 million represented the cash paid to option holders in the second quarter of 2005 in excess of the previously recorded

stock-based compensation liability. Penn West paid $81 million at the end of May 2005 to option holders who elected to receive cash for surrendering stock options that were outstanding at the time of the trust conversion. The impact of these payments was expensed in Q2 2005, and not attributed to the conversion, consistent with the accounting recommendations applicable when option holders have a right to receive cash consideration in exchange for surrendering stock options.

Taxes

In Q2 2005, the $14 million cash income tax provision was consistent with $13 million in the same period of 2004. The cash income tax provision for the first six months of 2005 was $54 million compared to $23 million in the 2004 period due to higher cash flows in 2005. The trust conversion on May 31, 2005 resulted in a short tax year that accelerated $217 million of cash income taxes as a significant amount of Penn West's taxable income was earned in a partnership. The $14 million Q2 2005 cash income tax provision was based on the estimated amounts that would have been recorded if the trust conversion did not occur. In addition to amounts provided for current income taxes to May 31, 2005, the current tax liability was increased by $159 million of which $146 million was a reduction to the future income tax liability and the $13 million was the resulting tax rate difference recorded as a restructuring charge. The tax plan, formulated at the time of the trust conversion, forecasted income tax losses in the taxation year subsequent to May 31, 2005. If realized, these tax losses will be carried back to generate a cash tax recovery. Due to the uncertainty of realizing this recovery, no income tax benefit for these potential losses has been recorded in the unaudited interim consolidated financial statements. To the extent realized in the future, the tax benefit on the losses will be recorded as an increase to the future income tax liability.

The trust conversion also impacted capital taxes in Q2 2005. Part of the plan of arrangement consisted of the conveyance of properties from a partnership to a corporation. This transaction increased taxable capital in the corporation for 2005 however will not apply in 2006 and beyond.

The provision for future income taxes in Q2 2005 of $11 million compares to a future tax provision of $31 million in the same period of 2004. Future income taxes in the first six months of 2005 were $14 million compared to the future income tax provision of $28 million in the same period of 2004. The 2005 future income tax provision reflect a future tax recovery related to the trust distribution of $0.26 per trust unit payable July 15, 2005 to unitholders of record on June 30, 2005. In the first quarter of 2004, a $20 million future income tax recovery was recorded to reflect the 2004 tax rate reduction enacted by the Government of Alberta.

Capital Expenditures

Capital expenditures of $301 million in the first half of 2005 consisted of $32 million of net property acquisitions and $269 million of exploration and development spending. For the same period in 2004, capital expenditures were $530 million consisting of $233 million of net property acquisitions and $297 million of exploration and development spending. The decrease in 2005 capital expenditures over the same period in 2004 reflects the February 2004 acquisition of oil and natural gas assets and undeveloped land in southwest Saskatchewan for $234 million.

Cash Flow and Net Income

Cash flow for the second quarter of 2005 increased 22 percent to $257 million ($1.58 basic per unit) from $211 million ($1.31 basic per unit) in Q2 2004. This increase resulted from higher oil and natural gas prices partially offset by higher operating costs. Net income of $60 million

($0.37 basic per unit) in the second quarter of 2005 was down from $66 million ($0.41 basic per unit) in Q2 2004 due mainly to the impact of the future tax rate recovery and foreign exchange gains boosting prior period results. In the 2005 periods, pre-tax income was reduced by $53 million due to the payout of outstanding stock options in accordance with the plan of arrangement and the terms of the stock option plan.

Cash flow in the first six months of 2005 of $517 million ($3.19 basic per unit) compares to $392 million ($2.43 basic per unit) in the same period of 2004. During this period, higher average oil and natural gas price realizations were partially offset by lower average production volumes and higher operating costs. Net income in the first six months of 2005 of $127 million ($0.78 basic per unit) compares to $127 million ($0.78 basic per unit) in the first half of 2004.

Operating netbacks of $28.78 per boe for the first six months of 2005 were 24 percent higher than the $23.21 per boe in the comparable 2004 period due to higher oil and natural gas prices partially offset by higher royalty and operating costs.

Liquidity and Capital Resources

The capital program in the first six months of 2005 was funded using internally generated cash flow, and by modestly using bank lines of credit. Bank debt at the end of Q2 2005 was $576 million compared with $503 million at December 31, 2004 and $726 million at the end of Q2 2004. In the second quarter of 2005, the Trust entered into a new, three year revolving, syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. The facility contains provision for stamping fees of 65 to 115 basis points and standby fees of 15 to 22.5 basis points depending on the Trust's consolidated bank debt to earnings before interest, taxes and depreciation and depletion ("EBITDA") ratio. The facility contains the following financial covenants:

- Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
- Consolidated total debt to EBITDA shall be less than 4:1;
- Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

During the first six months of 2005, Penn West paid dividends of $17.5 million (2004 - $94.1 million). The Trust plans to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. The first monthly cash distribution of the Trust, in the amount of $42 million, $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. On July 20, 2005, the Trust announced the next monthly distribution of $0.26 per trust unit, payable on August 15, 2005 to unitholders of record on July 29, 2005.

As at June 30, 2005, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2006. The collars, acquired at no cost to the Trust, have an average floor price of US$47.50 and an average ceiling of US$67.86. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements.

Outlook

The outlook for oil and natural gas prices remains very strong, and light to heavy oil differentials narrowed in the second quarter of 2005 further improving the Trust's anticipated netbacks. For 2005, we are forecasting combined capital expenditures, both as an exploration/production company and as an income trust, of $500 to $600 million. For the full year 2005, we are

forecasting this capital program will fund approximately 300 net wells. Subsequent to the conversion to an income trust, capital expenditures are limited to approximately 40 percent of forecast cash flow with trust unit distributions accounting for the remaining 60 percent of cash flow. Estimated average 2005 production remains between 98,000 and 101,000 boe per day. Based on an average forecast WTI oil price of US$55.00 per barrel and a $7.65 per mcf natural gas price for the remainder of 2005, forecast after tax cash flow for 2005 is estimated to be in excess of $1 billion.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions are outlined in the table below.

Change of:	Impact on cash flow(x)	Impact on net income(x)
$1.00 per barrel of liquids price	15.0	9.6
Per trust unit, basic	0.09	0.06
1,000 barrels per day in liquids production	16.3	7.7
Per trust unit, basic	0.10	0.05
$0.10 per mcf of natural gas price	8.1	5.2
Per trust unit, basic	0.05	0.03
10 mmcf per day in natural gas production	20.9	8.8
Per trust unit, basic	0.13	0.05
$0.01 in $US/$CAD exchange rate	21.2	13.3
Per trust unit, basic	0.13	0.08

(x) $ millions, except per unit amounts. The net income impact assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2005	2006	2007	2008	2009	Thereafter
Transportation	10.3	17.1	13.0	7.5	3.8	3.0
Transportation ($US)	1.7	3.4	1.7	1.6	1.6	9.3
Electricity	1.9	2.0	2.0	2.0	2.0	3.2
Office lease	2.7	5.3	4.5	4.2	4.2	3.5

Equity Instruments

Trust units issued	
As at June 30, 2005(xxx)	163,138,268
Issued to employee savings plan	28,613

As at August 5, 2005	163,166,881

Trust unit rights outstanding	
As at June 30, 2005(xxx)	7,546,000
Granted	25,050
Exercised for trust units	-
Forfeited	-
As at August 5, 2005	7,571,050

(xxx) See notes 6 and 7 to the unaudited interim consolidated financial statements

Accounting Pronouncements

Earnings Per Share:

Effective January 1, 2005, this accounting pronouncement requires the number of incremental shares included in year-to-date diluted earnings per share calculations be computed using the average market price of common shares for the year-to-date period. It also stipulates that contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with mandatory conversion features would be included in the basic weighted average earnings per share calculation from the date of mandatory conversion. These changes did not materially impact the Trust's reported diluted earnings per share amounts.

Consolidation of Variable Interest Entities:

Effective January 1, 2005, this accounting guideline addresses the circumstances where an entity has control of another entity through arrangements other than share ownership. The accounting guideline requires an enterprise to consolidate the entity when that enterprise has a variable interest that will absorb a majority of the entity's returns or losses. The Trust does not currently have any such arrangements.

Financial Instruments, Other Comprehensive Income:

This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.

Penn West Energy Trust
Consolidated Balance Sheets

($ millions)	As at June 30, 2005 (unaudited)	As at December 31, 2004 (audited)

Assets		
Current		
Accounts receivable	$ 173.6	$ 160.5
Future income taxes	-	25.3
Other	17.6	19.8
	191.2	205.6
Property, plant and equipment (note 3)	3,763.2	3,661.8
	$ 3,954.4	$ 3,867.4
Liabilities and Unitholders' equity		
Current		
Accounts payable and accrued liabilities	$ 236.6	$ 306.6
Taxes payable	226.7	11.2
Distributions/dividends payable	42.4	6.7
Unit-based compensation (note 6)	-	71.0
	505.7	395.5
Bank loan (note 4)	575.9	503.1
Asset retirement obligations (note 5)	184.4	180.7
Unit-based compensation (note 6)	-	20.9
Future income taxes	701.0	858.2
	1,461.3	1,562.9
Unitholders' equity		
Unitholders' capital (note 7)	556.1	515.3
Contributed surplus (note 7)	0.5	-
Accumulated earnings	1,473.2	1,393.7
Accumulated cash distributions	(42.4)	-
	1,987.4	1,909.0
	$ 3,954.4	$ 3,867.4

See accompanying notes to the unaudited interim consolidated financial statements

Penn West Energy Trust
Consolidated Statements of Income and Accumulated Earnings

($ millions, except per unit amounts, unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Revenues				
Oil and natural gas	$ 424.2	$ 390.4	$ 829.5	$ 736.5
Royalties	(74.2)	(73.3)	(146.8)	(139.6)

	350.0	317.1	682.7	596.9
Expenses				
Operating	80.8	76.1	158.5	148.0
Transportation	5.6	6.6	11.5	12.8
General and administrative	6.8	4.1	11.2	7.5
Interest on long term debt	5.0	4.4	9.8	8.6
Depletion, depreciation and accretion (note 5)	106.9	101.6	213.6	197.3
Unit-based compensation (note 6)	53.8	5.6	72.2	41.0
Foreign exchange loss (gain)	3.0	7.7	4.5	(0.8)
	261.9	206.1	481.3	414.4
Income before taxes	88.1	111.0	201.4	182.5
Taxes				
Capital	3.6	1.7	6.3	4.5
Current income	14.0	13.0	54.1	23.1
Future income	10.8	30.8	14.4	28.4
	28.4	45.5	74.8	56.0
Net income	59.7	65.5	126.6	126.5
Net income per unit(1)				
Basic	0.37	0.41	0.78	0.78
Diluted	0.34	0.40	0.75	0.77
Accumulated earnings, beginning of period				
As previously reported	1,449.8	1,203.0	1,393.7	1,115.5
Accounting change	-	-	-	33.2
As restated	1,449.8	1,203.0	1,393.7	1,148.7
Net Income	59.7	65.5	126.6	126.5
Plan of arrangement (note 10)	(36.3)	-	(36.3)	-
Dividends	-	(6.7)	(10.8)	(13.4)
Accumulated earnings, end of period	$ 1,473.2	$ 1,261.8	$ 1,473.2	$ 1,261.8

See accompanying notes to the unaudited interim consolidated financial statements

(1) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust
Consolidated Statements of Cash Flows

($ millions, unaudited)	Three months ended June 30 2005	Three months ended June 30 2004	Six months ended June 30 2005	Six months ended June 30 2004
Operating activities				
Net income	$ 59.7	$ 65.5	$ 126.6	$ 126.5
Depletion, depreciation and accretion (note 5)	106.9	101.6	213.6	197.3
Future income taxes	10.8	30.8	14.4	28.4
Unrealized foreign exchange loss (gain)	25.8	7.7	90.3	(0.8)
Unit-based compensation (note 6)	53.8	5.6	72.2	41.0
Cash flow	257.0	211.2	517.1	392.4
Decrease (increase) in non-cash working capital	24.9	(41.0)	41.4	10.6
Payments for surrendered options	(134.3)	(1.7)	(141.6)	(7.4)
Expenditures on abandonments	(3.6)	(3.9)	(10.2)	(9.6)
	144.0	164.6	406.7	386.0
Investing activities				
Additions to property, plant and equipment, net	(99.4)	(82.0)	(301.1)	(529.6)
Increase in non-cash working capital	(76.3)	(58.3)	(76.1)	(50.7)
	(175.7)	(140.3)	(377.2)	(580.3)
Financing activities				
Increase (decrease) in bank loan	38.6	(18.4)	(17.5)	284.5
Issue of equity	17.1	1.0	18.8	3.8
Dividends paid	(10.8)	(6.7)	(17.5)	(94.1)
Plan of arrangement costs	(36.3)	-	(36.3)	-
Decrease (increase) in non-cash working capital	23.1	(0.2)	23.0	0.1
	31.7	(24.3)	(29.5)	194.3
Increase in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Interest paid	$ 5.2	$ 4.4	$ 10.0	$ 8.5
Income and capital taxes paid	$ 17.9	$ 2.0	$ 17.9	$ 3.1

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements
($ millions, except per unit amounts):

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

On May 31, 2005, Penn West Petroleum Ltd. (the "Company") was reorganized into Penn West Energy Trust (the "Trust") under a plan of arrangement (the "Plan") entered into by the Trust, Penn West and the shareholders of Penn West. Company shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol "PWT.UN". The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed Trustee.

The unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements include the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as detailed in note 2, are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2004. Accordingly, these financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. CHANGE IN ACCOUNTING POLICIES:

Earnings Per Share

The Trust adopted the new earnings per share accounting recommendations effective January 1, 2005. The number of incremental shares included in diluted EPS is computed using the average market price of common shares for the year-to-date period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory. These changes did not materially impact the Trust's reported diluted EPS amounts.

Financial Instruments

Effective July 1, 2005, the Trust changed its accounting policy for financial instruments from the application of hedge accounting to valuation at market with any related gains and losses recognized in net income of the period. In accordance with transitional accounting provisions, the existing mark-to-market gains on power contracts are recognized in the accounting period in which the underlying contracts relate.

Stock-based Compensation

During the second quarter of 2005, pursuant to the plan of arrangement,

the stock option plan was cancelled. Costs associated with the cancellation of outstanding stock options on conversion were charged to income during the quarter as the stock option plan contained a cash settlement alternative. The Trust initiated a new trust unit rights incentive plan during the quarter that is accounted for using the fair-value based method.

3. PROPERTY ACQUISITION:

In February 2004, the Company acquired producing properties in southwest Saskatchewan. Results of operations from these properties are included in the Trust's results from February 1, 2004. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Purchase price	
Cash consideration	$ 233.7
Working capital	9.8
	$ 243.5
Net assets acquired	
Property, plant and equipment	$ 318.7
Future income tax liability	(54.8)
Asset retirement obligations	(20.4)
	$ 243.5

4. BANK LOAN

	As at June 30, 2005	As at December 31, 2004
Bankers' acceptances	$ 575.9	$ 154.1
LIBOR advances (2004 US $290 million)	-	349.0
	$ 575.9	$ 503.1

As at June 30, 2005, the Trust had unsecured bank credit facilities of $1,220 million comprising a $1,170 million credit facility and a $50 million operating loan facility, and had outstanding letters of credit totalling $6 million that reduced the amount otherwise available to be drawn on the operating facility. In Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars realizing an additional foreign exchange gain of $22.8 million.

5. ASSET RETIREMENT OBLIGATIONS

The total undiscounted current amount required to settle the asset retirement obligations at June 30, 2005 was $748 million. This amount was discounted using a credit adjusted rate of 7.5 percent over the expected useful life of the underlying assets, which currently extends up to 50 years into the future with an average life of 22 years.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations at January 1	$ 180.7	$ 172.8
Liabilities incurred during the period	3.6	31.7
Liabilities settled during the period	(10.2)	(9.6)
Accretion	10.3	6.8
Asset retirement obligations at June 30	$ 184.4	$ 201.7

6. UNIT-BASED COMPENSATION

Stock option plan:

The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled either for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and outstanding options to the date of cancellation was as follows:

	2005	2004
Liability, January 1	$ 91.9	$ 27.9
Provision	71.7	41.0
Cash payments on exercise of stock options	(141.6)	(7.4)
Liability settlements on stock options exercised for shares	(22.0)	(2.8)
Liability, June 30	-	58.7
Current portion	-	47.4
Long term portion	-	11.3
	$ -	$ 58.7

Penn West stock options	Number of stock options	Weighted average exercise price
Outstanding, January 1, 2005	3,728,980	$ 39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Exercised for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	-	$ -

Trust unit rights incentive plan:

The Trust has a unit rights incentive plan that allows the Trust to issue

rights to acquire trust units to directors, officers, employees and service providers. The number of Trust units reserved for issuance shall not at any time exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a five year period and expire six years after the date of the grant.

Trust unit rights	Number of unit rights	Weighted average exercise price
Granted	7,546,000	28.32
Forfeited	-	-
Outstanding, June 30, 2005	7,546,000	$ 28.32
Exercisable, June 30, 2005	-	$ -

The Trust recorded compensation expense of $0.5 million for the period ended June 30, 2005. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black Scholes option pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Month ended June 30	2005
Average fair value of trust unit rights granted (per unit)	
Directors and officers	$ 6.11
Other employees	$ 5.71
Expected life of trust unit rights (years)	
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk free rate of return (average)	3.10%
Expected distribution rate	(x)Nil

(x) The expected distribution rate is presumed to be nil as it is anticipated that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the "Savings Plan") for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

7. UNITHOLDERS' CAPITAL

a. Authorized

An unlimited number of voting Trust Units, which are redeemable at the option of the unitholder at 95% of the lesser of the ten trading day average market price, and the closing market price on the day of redemption.

An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any other rights.

b. Issued

Shareholders of Penn West received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement.

No special voting units were issued or outstanding.

Common shares of Penn West issued	Shares	Amount
Balance, January 1, 2005	53,868,745	$ 515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	-
Liability settlements on stock options exercised for shares	-	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$ 556.1
Exchanged for Trust units	(54,379,006)	556.1
Balance as at May 31, 2005	-	$ -

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash	1,250	$ -
Exchanged for Penn West shares	163,137,018	$ 556.1
Balance as at June 30, 2005	163,138,268	$ 556.1

Contributed surplus	2005	2004
Balance, January 1	-	$ -
Unit-based compensation expense	0.5	-
Balance as at June 30	0.5	$ -

8. FINANCIAL INSTRUMENTS

The Company had the following financial hedging positions outstanding as at June 30, 2005:

	Notional Volume	Remaining Term	Pricing	Market Value(1) ($ millions)
Crude Oil				
WTI Costless Collars	20,000 Bbls/d	Jul/05 - Dec/06	$US 47.50 to 67.86/Bbl	-
Electricity				
Alberta Power Pool Swaps	60 MW	2005	$41.00 to $50.00/MWh	4.8
Alberta Power Pool Swaps	60 MW	2006	$42.25 to $43.15/MWh	9.1
Alberta Power Pool Swaps	35 MW	2007	$46.00/MWh	2.8

(1) Unrealized gain on electricity swaps based on calculations using posted rates for similar contracts at the balance sheet date.

9. INCOME TAXES

Prior to the income trust conversion, a significant portion of the Company's taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership's taxable income in the year following the year of inclusion in the Company's consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust's taxable income will be incurred in a partnership. It is anticipated that future trust distributions will partially compensate for future taxable income to be incurred in the Trust's subsidiaries.

In March 2004, the Government of Alberta reduced Alberta corporate income taxes by one percent. A $20 million future income tax benefit was recorded to reflect this rate reduction.

10. PLAN OF ARRANGEMENT COSTS

Effective May 31, 2005, Penn West commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the Shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, have been charged to accumulated earnings as follows:

	Amount
Tax rate difference on current income taxes	$ 13.3
Incremental capital taxes	13.4
Financial advisor fees	5.6
Legal fees - Burnet, Duckworth and Palmer	1.5
Staffing realignment	1.2
Filing fees, communication, professional fees and other	1.3
	$ 36.3

Investor Information

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN.

A conference call will be held to discuss Penn West's results at 9:00 a.m. Mountain Time, 11:00 a.m. Eastern Time on Friday, August 5, 2005. The North American conference call number is 1-800-796-7558 and the local conference call number for Toronto is 416-640-4127. A taped recording will be available until Friday, August 12, 2005 by dialing 1-877-289-8525 or 416-640-1917 and entering passcode 21130980 followed by the number sign. This call will be broadcast live on the internet and may be accessed directly on the Penn West website www.pennwest.com or at the following URL:
www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1175020 .

Notes to Reader

1. This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

2. All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

3. Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

>>

%SEDAR: 00022266E

/For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First Street S.W., Calgary, Alberta T2P 3L8; Phone: (403) 777-2500, Fax: (403) 777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com, E-mail: investor_relations(at)pennwest.com; William Andrew, President, Phone: (403) 777-2502/
(PWT.UN.)

CO: Penn West Energy Trust

CNW 08:30e 05-AUG-05

File No. 82-3490



PENN WEST ENERGY TRUST 2005 QUARTERLY REPORT

A Powerful Combination.

Solid, long life assets. Proven technical ability. Disciplined financial management.

Second quarter report for six months ended June 30, 2005

Plan of Arrangement

- Subsequent to receipt of shareholder approval on May 27, 2005, court approval was received for the plan of arrangement to convert Penn West Petroleum Ltd. ("Penn West") into an income trust on May 31, 2005. Penn West Energy Trust (the "Trust") commenced operations as an oil and gas income trust retaining all of the Penn West assets and liabilities as at May 31, 2005. As a result of the plan of arrangement, Penn West shareholders received three Trust units for each Penn West share. To provide meaningful comparative information, the continuity of interest basis of accounting was followed as if the Trust had historically carried on the business of Penn West. Results for the second quarter of 2005 include two months operating as Penn West and one month operating as the Trust.

Financial Results

- Cash flow (1) in the second quarter of 2005 was up $46 million or 22 percent to $257 million ($1.58 per unit, basic) from $211 million ($1.31 per unit, basic) in the second quarter of 2004, reflecting higher crude oil and natural gas prices in the quarter.
- Net income for the second quarter of 2005 of $60 million ($0.37 per unit, basic) compares to $66 million ($0.41 per unit, basic) in the same period of 2004, and net income for the first half of 2005 of $127 million ($0.78 per unit, basic) compares to $127 million ($0.78 per unit, basic) in the first half of 2004. As the stock option plan contained a cash payment alternative and all stock options vested as a result of the conversion, pre-tax income was reduced by a one-time, $53 million stock-based compensation provision in the second quarter of 2005. Adjusted income from operations for the second quarter of 2005 of $97 million ($0.60 per unit, basic) compares to $75 million ($0.47 per unit, basic) for the second quarter in 2004, while adjusted income from operations for the first half of 2005 of $177 million ($1.09 per unit, basic) compares to $132 million ($0.82 per unit, basic) for the first half of 2004.

Operations

- During the second quarter of 2005, Penn West focused its activities on exploration and development drilling for natural gas in its Plains area. A total of 36 net wells were drilled at an 89 percent rate of success.
- Crude oil and liquids production averaged 50,633 barrels per day for the quarter, a decrease of five percent over the 53,162 barrels per day produced in the first quarter of 2005.
- Second quarter 2005 natural gas production averaged 296 mmcf per day, up two percent from the 289 mmcf per day produced in the first quarter of 2005.
- Barrel of oil equivalent production of 99,910 boe per day in the second quarter of 2005 represented a one percent decrease from the first quarter 2005 production of 101,343 boe per day.
- Production in the quarter was impacted by wet weather in Western Canada and by scheduled maintenance programs. Subsequent to the quarter end, production has increased to 101,000 boe per day.

Governance

- On August 3, 2005, the Board of Directors appointed Mr. George Brookman as a director of Penn West Energy Trust. Mr. Brookman is currently the CEO of West Canadian Industries.

Distributions

- Our first monthly cash distribution of $0.26 per trust unit was paid on July 15, 2005 to unitholders of record on June 30, 2005. On July 20, 2005, the Trust announced a $0.26 per unit cash distribution payable on August 15, 2005 to unitholders of record on July 29, 2005.
- The Trust has established an initial target to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. Assuming a US$55.00 WTI oil

price and a $7.65 natural gas price for the remainder of 2005, current distribution levels represent approximately 50 percent of forecast cash flow.

The financial and operational results follow:

1. **FINANCIAL HIGHLIGHTS ($ millions, except per unit amounts)**

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Gross revenues	$ 424.2	$ 390.4	9	$ 829.5	$ 736.5	13
Cash flow (1)	$ 257.0	$ 211.2	22	$ 517.1	$ 392.4	32
Per unit (2)	1.58	1.31	21	3.19	2.43	31
Diluted per unit (2)	1.49	1.29	16	3.07	2.39	28
Net income(3)	$ 59.7	$ 65.5	(9)	$ 126.6	$ 126.5	-
Per unit (2)	0.37	0.41	(10)	0.78	0.78	-
Diluted per unit (2)	0.34	0.40	(15)	0.75	0.77	(3)
Dividends paid	$ 10.8	$ 6.7		$ 17.5	$ 94.1	

(1) Cash flow is a non-generally accepted accounting principles ("GAAP") term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.
(2) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.
(3) Net income in the second quarter of 2005 was reduced by a $53 million pre-tax stock-based compensation charge as a result of the Trust conversion.

2. **ADJUSTED INCOME FROM OPERATIONS**

The following table provides a reconciliation of the after-tax effects of certain items of a non-operational nature that are included in the reported financial results.

	Three months ended June 30		Six months ended June 30	
($ millions, except per unit amounts)	2005	2004	2005	2004
Net income as reported	$ 59.7	$ 65.5	$ 126.6	$ 126.5
Foreign exchange loss (gain) (1)	2.5	6.3	3.7	(0.6)
Effect of statutory tax rate changes on future income tax liabilities (2)	-	-	-	(20.3)
Stock-based compensation expense (3)	34.0	3.6	45.7	26.4
Unit-based compensation expense (4)	0.5	-	0.5	-
Adjusted income from operations (5)	$ 96.7	$ 75.4	$ 176.5	$ 132.0
Per unit – basic (6)	$ 0.60	$ 0.47	$ 1.09	$ 0.82
– diluted (6)	$ 0.56	$ 0.46	$ 1.05	$ 0.80

(1) Gains and losses on the translation of US dollar denominated debt to period end exchange rates are immediately recognized in net income.
(2) During the first quarter of 2004, the Alberta Government substantively enacted rate reductions applicable to the resource industry. The impact of such changes on future income tax assets and liabilities is included in net income during the period that the legislation is substantively enacted.
(3) The Penn West stock option plan provided employees and directors the choice of a cash payment in return for surrendering vested options. The plan was cancelled upon conversion to Penn West Energy Trust on May 31, 2005 with amounts paid in excess of the previously recorded liability expensed as stock-based compensation in the period.
(4) The Trust provides for unit-based compensation utilizing the fair market value method.
(5) Adjusted income from operations is a non-GAAP term that the Trust utilizes to evaluate its performance.
(6) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

3. **CAPITAL EXPENDITURES ($ millions)**

	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Property acquisitions, net	$ 31.7	$ (0.9)	$ 32.0	$ 232.9
Land acquisition and retention	2.9	5.8	7.2	10.8
Drilling and completions	27.3	30.7	170.8	146.7
Facilities and well equipping	35.9	45.1	85.2	128.5
Geological and geophysical	1.4	1.1	5.4	10.2

Administrative	0.2	0.2	0.5	0.5
Capital expenditures	$ 99.4	$ 82.0	$ 301.1	$ 529.6

Capital expenditures exclude the impact of property, plant and equipment adjustments for asset retirement obligations and future income taxes. For details of these adjustments, see notes 3 and 5 to the unaudited interim consolidated financial statements.

4. PRODUCTION AND NETBACKS

	Three months ended June 30			Six months ended June 30		
	2005	2004	% Change	2005	2004	% Change
Natural gas:						
MMcf per day	295.7	329.8	(10)	292.4	320.9	(9)
Operating netback ($ per mcf):						
Sales price	$ 7.41	$ 7.03	5	$ 7.14	$ 6.73	6
Hedging gain	-	-	-	0.12	-	-
Royalties	(1.49)	(1.44)	3	(1.48)	(1.41)	5
Operating costs	(0.82)	(0.67)	22	(0.80)	(0.66)	21
Netback	$ 5.10	$ 4.92	4	$ 4.98	$ 4.66	7
Light oil and NGL's:						
Barrels per day	32,011	34,624	(8)	33,109	35,950	(8)
Operating netback ($ per bbl):						
Sales price	$ 59.05	$ 47.01	26	$ 57.48	$ 44.03	31
Hedging loss	-	(7.21)	-	-	(5.31)	-
Royalties	(9.06)	(7.12)	27	(8.95)	(6.84)	31
Operating costs	(14.93)	(12.84)	16	(14.27)	(12.83)	11
Netback	$ 35.06	$ 19.84	77	$ 34.26	$ 19.05	80
Conventional heavy oil:						
Barrels per day	18,622	19,692	(5)	18,781	16,830	12
Operating netback ($ per bbl):						
Sales price	$ 31.22	$ 30.17	3	$ 29.63	$ 29.47	1
Royalties	(4.63)	(4.28)	8	(4.42)	(4.04)	9
Operating costs	(9.02)	(8.60)	5	(8.99)	(8.46)	6
Netback	$ 17.57	$ 17.29	2	$ 16.22	$ 16.97	(4)
Total Liquids:						
Barrels per day	50,633	54,316	(7)	51,890	52,780	(2)
Operating netback ($ per bbl):						
Sales price	$ 48.81	$ 40.90	19	$ 47.40	$ 39.39	20
Hedging loss	-	(4.60)	-	-	(3.62)	-
Royalties	(7.43)	(6.09)	22	(7.31)	(5.95)	23
Operating costs	(12.75)	(11.30)	13	(12.36)	(11.43)	8
Netback	$ 28.63	$ 18.91	51	$ 27.73	$ 18.39	51
Combined totals:						
Barrels of oil equivalent (1)						
Daily production	99,910	109,280	(9)	100,623	106,258	(5)
Operating netback ($ per boe):						
Sales price	$ 46.66	$ 41.56	12	$ 45.18	$ 39.88	13
Hedging (loss) gain	-	(2.29)	-	0.36	(1.79)	-
Royalties	(8.17)	(7.37)	11	(8.06)	(7.22)	12
Operating costs	(8.89)	(7.66)	16	(8.70)	(7.66)	14
Netback	$ 29.60	$ 24.24	22	$ 28.78	$ 23.21	24

(1) Barrels of oil equivalent (boe) are based on six mcf of natural gas equals one barrel of oil (6:1).

Production in the quarter declined nine percent compared to the second quarter of 2004 due to scheduled summer maintenance programs and wet weather in Western Canada. Liquids prices in the second quarter of 2005 were $48.81 per barrel before and after hedging (2004 - $40.90 before; $36.30 after). Natural gas hedges did not impact the natural gas price realized during the second quarter of 2005 or 2004. Revenue was not impacted by commodity hedging in Q2 2005 (Q2 2004 - $22.7 million loss).

5. UNDEVELOPED LANDS

	As at June 30		
	2005	2004	% Change
Gross acres (000s)	5,408	6,023	(10)
Net acres (000s)	5,109	5,797	(12)
Average working interest	94%	96%	(2)

6. DRILLING PROGRAM

	Three months ended June 30				Six months ended June 30			
	2005		2004		2005		2004	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Natural gas	18	18	37	37	110	108	117	112
Oil	15	14	9	9	62	58	100	95
Dry	4	4	5	5	11	11	24	24
Total wells	37	36	51	51	183	177	241	231
Success Rate		89%		90%		94%		90%

7. FARM OUT ACTIVITY

	Six months ended June 30	
	2005	2004
Wells drilled on farm out lands*	67	16

* Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm out agreements.

8. ACTIVITIES BY CORE AREA

Core Area	Undeveloped land as at June 30, 2005 (thousands of net acres)	Net wells drilled for the six months ended June 30, 2005
Northern	2,021	27
Peace River Arch	102	14
Central	948	18
Plains	1,256	111
Southern Saskatchewan/Other	782	7
	5,109	177

9. TRUST UNIT DATA (millions of units)

	2005	2004	% Change
Weighted average:			
(Six months ended June 30)			
Basic (1)	162.02	161.37	-
Diluted (1)	168.57	164.16	3
Outstanding: (as at June 30)			
Basic (1)	163.14	161.46	1
Basic plus trust unit rights (1)	170.68	173.31	(2)

(1) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

CHARTING OUR PERFORMANCE



120,000
100,000
80,000
60,000
40,000
20,000
0
3,953
16,634
26,810
32,983
40,071
44,625
61,629
83,495
93,934
99,483
101,549
105,788
100,623
93 94 95 96 97 98 99 00 01 02 03 04 05*

YEAR END PRODUCTION
(boe per day)
*six months to June 30, 2005



600
500
400
300
200
100
0
3.3
14.5
28.2
38.0
58.1
51.0
72.6
216.0
405.9
210.4
414.3
392.4
517.1
93 94 95 96 97 98 99 00 01 02 03 04 05

FIRST HALF CASH FLOW
($ millions)

LETTER TO OUR UNITHOLDERS

Effective May 31, 2005, Penn West Energy Trust (the "Trust") commenced operations as an oil and natural gas income trust pursuant to the plan of arrangement approved by shareholders on May 27, 2005. Since May 31, 2005, we have put together a new Board of Directors and management team to guide the Trust to future success. We have begun an ongoing significant effort to unlock the value in our 5.1 million net acres of undeveloped land through farm outs, sales, and joint ventures. Operation teams for each core area have completed detailed property reviews and are going forward with plans to exploit development opportunities available to the Trust for every property. In addition to these more conventional activities, we are working towards realization of our goal to implement an enhanced recovery program on the multi billion barrel Pembina Cardium oil field utilizing waste CO_2 that is currently being emitted into the atmosphere by heavy industry in Alberta. As well, we are beginning the second phase of a development program for the Seal oil sands project that will ultimately include 30 to 50 horizontal wells and a new facility.

On August 3, 2005, the Board of Directors of Penn West Energy Trust appointed Mr. George Brookman as a director of the Trust. Mr. Brookman brings to the board extensive business experience gained over a successful career spanning 30 years to date, currently as the CEO of West Canadian Industries. This business experience is complemented by extensive service to the community. He is currently the Vice-Chairman of the Calgary Exhibition and Stampede, director of KSPS Public Television in Spokane and is involved with the University of Calgary. On behalf of the Board of Penn West, we welcome George as a director and look forward to his counsel in the future.

On July 15, 2005, the Trust delivered its first monthly cash distribution of $0.26 per unit to unitholders of record on June 30, 2005 and has announced a $0.26 per unit distribution to be paid on August 15, 2005. To increase the certainty of cash flow to fund our distributions, the Trust entered into costless collars on 20,000 barrels per day of crude oil through December 31, 2006. These WTI collars incorporate an average floor price of US$47.50 and an average ceiling of US$67.86. Based on the current forecast for commodity prices for the remainder of the year, cash flow is expected to exceed $1 billion for the year ended December 31, 2005.

On behalf of the Board of Directors,

William E. Andrew
President and CEO

Calgary, Alberta
August 5, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust (the "Trust") for the three and six months ended June 30, 2005, and the audited consolidated financial statements and MD&A of Penn West Petroleum Ltd. ("Penn West") for the year ended December 31, 2004. Due to the conversion of Penn West to an income trust on May 31, 2005, the second quarter results ended June 30, 2005 included operations for one month of the Trust and two months of Penn West. To facilitate meaningful comparisons, the financial results of the Trust are presented on a continuity of interest basis as if it historically carried on the business of Penn West. The date of this MD&A is August 5, 2005.

References to cash flow, cash flow per unit-basic, cash flow per unit-diluted, and netbacks included in this MD&A are considered non-generally accepted accounting principles ("GAAP") measures and may not be comparable to similar measures provided by other issuers. Cash flow represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments. Management utilizes cash flow and netbacks to assess financial performance and the capacity of the Trust to finance distributions to unitholders and future capital projects.

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity prices and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

All dollar amounts contained in this document are expressed in millions of Canadian dollars unless noted otherwise.

The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil, however, this could be misleading if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The business environment in which the Trust operates continues to reflect strong oil and natural gas prices, low interest rates and a stable regulatory environment.

Quarterly Financial Summary ($millions, except per unit amounts)

	2005 (unaudited)		2004				2003	
Three months ended	June 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Gross revenues [(1)]	$ 424.2	$ 405.3	$ 400.5	$ 384.3	$ 390.4	$ 346.1	$ 310.5	$ 331.4
Cash flow [(2)]	257.0	260.1	237.8	236.5	211.2	181.2	193.7	204.8
Basic per unit [(3)]	1.58	1.61	1.47	1.46	1.31	1.12	1.20	1.27
Diluted per unit [(3)]	1.49	1.58	1.44	1.44	1.29	1.11	1.18	1.26
Net income [(1)]	59.7	66.9	68.6	76.7	65.5	61.0	38.8	77.4
Basic per unit [(3)]	0.37	0.41	0.42	0.48	0.41	0.38	0.24	0.48
Diluted per unit [(3)]	$ 0.34	$ 0.41	$ 0.42	$ 0.47	$ 0.40	$ 0.37	$ 0.24	$ 0.47
Production								
Liquids (bbls/day)	50,633	53,162	53,781	52,966	54,316	51,245	47,079	46,060
Natural gas (mmcf/d)	295.7	289.1	307.4	316.0	329.8	312.0	314.4	339.9
Oil equivalent (boe/day)	99,910	101,343	105,007	105,639	109,280	103,237	99,479	102,712

(1) The 2003 comparative figures have been restated to reflect the required retroactive implementation of accounting for Asset Retirement Obligations - see note 11 to the audited annual consolidated financial statements for the year ended December 31, 2004.
(2) Cash flow is a non-generally accepted accounting principles ("GAAP") term and represents cash flow from operating activities before changes in non-cash working capital, cash option payments and expenditures on abandonments.
(3) Per unit figures for the periods prior to June 30, 2005 have been restated to reflect the conversion of Penn West common shares to trust units using an exchange ratio of three trust units per share pursuant to the plan of arrangement.

Plan of Arrangement

On May 27, 2005, the shareholders approved the proposed reorganization of Penn West into an income trust as described in the plan of arrangement dated April 22, 2005. Court approval was obtained on the effective date of the conversion, May 31, 2005. Penn West shareholders received three units of the Trust for each Penn West share. The Trust commenced operations on May 31, 2005 with a new business mandate and legal structure pursuant to the trust indenture dated April 22, 2005, as amended and restated on May 27, 2005. The Trust assumed all assets and liabilities previously held by Penn West.

Prior to the income trust conversion, the consolidated financial statements included the accounts of the Company and its subsidiaries and partnerships. The consolidated financial statements of the Trust have been prepared on a continuity of interest basis, as if the Trust historically carried on the business of Penn West, and include the financial results of Penn West to May 31, 2005 and the Trust for the month of June 2005. Per unit figures of comparative periods have been restated to reflect the conversion ratio of three units of the Trust for each share of Penn West.

Reorganization costs of $36 million, relating to financial advisors, legal fees, short year tax rate differences and additional capital taxes associated with the plan of arrangement were charged to accumulated earnings in the second quarter of 2005. In addition, as Penn West's stock option plan contained a cash payment alternative, $53 million related to canceling outstanding options was charged to income in the second quarter of 2005. At the end of May 2005, Penn West made cash payments of $81 million for the surrender of the remaining vested and unvested stock options pursuant to the plan of arrangement and the terms of the stock option plan.

Oil and Natural Gas Revenues

Higher prices for both crude oil and natural gas were partially offset by lower production resulting in revenues of $830 million for the six months ended June 30, 2005 up from $737 million in the first half of 2004. Production of crude oil and liquids decreased two percent to 51,890 bbls per day from 52,780 bbls per day in 2004. Production of natural gas averaged 292 mmcf per day in the first half of 2005, down from 321 mmcf per day in 2004. The average price received for natural gas in the first six months of 2005 was $7.26 per mcf up eight percent from $6.73 per mcf in 2004 and the average crude oil and liquids price increased 33 percent from $35.77 per bbl in the first six months of 2004 to $47.40 per barrel in 2005.

Revenues increased by nine percent to $424 million during the second quarter (Q2) of 2005 from $390 million in Q2 2004. The average production of natural gas declined by 10 percent to 296 mmcf per day in the quarter from 330 mmcf per day in Q2 2004, and production of crude oil and liquids decreased seven per cent to 50,633 bbls per day in the quarter from 54,316 bbls per day in Q2 2004. The average natural gas price received increased by five percent to $7.41 per mcf in the quarter from $7.03 per mcf in Q2 2004, and the average crude oil and liquids price jumped by 34 percent to $48.81 per bbl in the period from $36.30 per bbl in Q2 2004.

Increases (Decreases) in Gross Revenues for the six months ended June 30 ($ millions)

Gross revenues – 2004	$	736.5
Decrease in light oil and NGL production		(21.3)
Increase in light oil and NGL prices		112.4
Increase in conventional heavy oil production		9.9
Increase in conventional heavy oil prices		0.6
Decrease in natural gas production		(36.8)
Increase in natural gas prices		28.2
Gross revenues – 2005	$	829.5

Royalty Expenses

The average royalty rate in Q2 2005 was 18 percent, down from 19 percent in Q2 2004 and the same as the rate incurred in the first quarter of 2005. The royalty rate reflects an oil and liquids royalty rate of 15 percent, down slightly from 17 percent in Q2 2004, and a natural gas royalty rate of 20 percent, the same rate that was realized in Q2 2004.

Operating Expenses

Operating expenses of $159 million incurred in the first half of 2005 were seven percent higher compared to $148 million in the first half of 2004. Per unit operating costs increased 14 percent to $8.70 per boe from $7.66 per boe in the first half of 2004. The unit cost increase is attributable to an increase in the proportion of crude oil in the production mix (which increased to 52 percent of total production in the period from 50 percent in 2004), and to higher general field service costs arising from increases in fuel and labour rates.

General and Administrative Expenses

Gross expenses of $23 million were up 15 percent from $20 million in the first half of 2004 reflecting increased staffing and salary levels. Net general and administrative expenses of $11.2 million in the period also reflect these changes in compensation and were up 49 percent from $7.5 million in the first half of 2004. On a per unit basis, net expenses were $0.61 per boe in the first six months of 2005, up 56 percent from $0.39 per boe for the same period of 2004. This increase is in line with expectations due to higher compensation costs to retain staff.

Interest Expense

Interest expense for the first half of 2005 amounted to $9.8 million, an increase of 14 percent from $8.6 million in the same period of 2004. The increase is due to higher average interest rates in the 2005 period.

Depletion, Depreciation and Accretion

Depletion, depreciation and the accretion provision increased by eight percent to a total of $214 million in the first half of 2005 from $197 million in the same period of 2004. This was a direct result of an increase in the depletion rate. Average unit costs increased by 15 percent to $11.73 per boe in the period from $10.20 per boe in the same 2004 period. Accretion of the asset retirement obligation was $10.3 million in the six months ending June 30, 2005 compared to $6.8 million for the comparable 2004 period.

Foreign Exchange

During Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. As at March 31, 2005, the Company had $85 million of US denominated debt. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars at an average exchange rate of $0.803 CAD/USD and realized an additional $22.8 million foreign exchange gain. As at June 30, 2005, the Trust had no foreign currency denominated debt. The translation of the US denominated debt outstanding during the quarter to Canadian dollars resulted in a net foreign exchange loss in Q2 2005 of $3.0 million compared to $4.6 million at the end of the second quarter of 2004.

Unit-Based Compensation

Upon conversion to an income trust at the end of May 2005, all previously unvested stock options vested in accordance with the terms of the Penn West stock option plan and the plan of arrangement. Option holders had several alternatives in respect to options vesting on conversion including a cash payment, purchasing Penn West shares at the option exercise price or carrying the option forward. Of the total unit-based compensation charge of $72.2 million in 2005, $53.3 million represented the cash paid to option holders in the second quarter of 2005 in excess of the previously recorded stock-based compensation liability. Penn West paid $81 million at the end of May 2005 to option holders who elected to receive cash for surrendering stock options that were outstanding at the time of the trust conversion. The impact of these payments was expensed in Q2 2005, and not attributed to the conversion, consistent with the accounting recommendations applicable when option holders have a right to receive cash consideration in exchange for surrendering stock options.

Taxes

In Q2 2005, the $14 million cash income tax provision was consistent with $13 million in the same period of 2004. The cash income tax provision for the first six months of 2005 was $54 million compared to $23 million in the 2004 period due to higher cash flows in 2005. The trust conversion on May 31, 2005 resulted in a short tax year that accelerated $217 million of cash income taxes as a significant amount of Penn West's taxable income was earned in a partnership. The $14 million Q2 2005 cash income tax provision was based on the estimated amounts that would have been recorded if the trust conversion did not occur. In addition to amounts provided for current income taxes to May 31, 2005, the current tax liability was increased by $159 million of which $146 million was a reduction to the future income tax liability and the $13 million was the resulting tax rate difference recorded as a restructuring

charge. The tax plan, formulated at the time of the trust conversion, forecasted income tax losses in the taxation year subsequent to May 31, 2005. If realized, these tax losses will be carried back to generate a cash tax recovery. Due to the uncertainty of realizing this recovery, no income tax benefit for these potential losses has been recorded in the unaudited interim consolidated financial statements. To the extent realized in the future, the tax benefit on the losses will be recorded as an increase to the future income tax liability.

The trust conversion also impacted capital taxes in Q2 2005. Part of the plan of arrangement consisted of the conveyance of properties from a partnership to a corporation. This transaction increased taxable capital in the corporation for 2005 however will not apply in 2006 and beyond.

The provision for future income taxes in Q2 2005 of $11 million compares to a future tax provision of $31 million in the same period of 2004. Future income taxes in the first six months of 2005 were $14 million compared to the future income tax provision of $28 million in the same period of 2004. The 2005 future income tax provision reflect a future tax recovery related to the trust distribution of $0.26 per trust unit payable July 15, 2005 to unitholders of record on June 30, 2005. In the first quarter of 2004, a $20 million future income tax recovery was recorded to reflect the 2004 tax rate reduction enacted by the Government of Alberta.

Capital Expenditures

Capital expenditures of $301 million in the first half of 2005 consisted of $32 million of net property acquisitions and $269 million of exploration and development spending. For the same period in 2004, capital expenditures were $530 million consisting of $233 million of net property acquisitions and $297 million of exploration and development spending. The decrease in 2005 capital expenditures over the same period in 2004 reflects the February 2004 acquisition of oil and natural gas assets and undeveloped land in southwest Saskatchewan for $234 million.

Cash Flow and Net Income

Cash flow for the second quarter of 2005 increased 22 percent to $257 million ($1.58 basic per unit) from $211 million ($1.31 basic per unit) in Q2 2004. This increase resulted from higher oil and natural gas prices partially offset by higher operating costs. Net income of $60 million ($0.37 basic per unit) in the second quarter of 2005 was down from $66 million ($0.41 basic per unit) in Q2 2004 due mainly to the impact of the future tax rate recovery and foreign exchange gains boosting prior period results. In the 2005 periods, pre-tax income was reduced by $53 million due to the payout of outstanding stock options in accordance with the plan of arrangement and the terms of the stock option plan.

Cash flow in the first six months of 2005 of $517 million ($3.19 basic per unit) compares to $392 million ($2.43 basic per unit) in the same period of 2004. During this period, higher average oil and natural gas price realizations were partially offset by lower average production volumes and higher operating costs. Net income in the first six months of 2005 of $127 million ($0.78 basic per unit) compares to $127 million ($0.78 basic per unit) in the first half of 2004.

Operating netbacks of $28.78 per boe for the first six months of 2005 were 24 percent higher than the $23.21 per boe in the comparable 2004 period due to higher oil and natural gas prices partially offset by higher royalty and operating costs.

Liquidity and Capital Resources

The capital program in the first six months of 2005 was funded using internally generated cash flow, and by modestly using bank lines of credit. Bank debt at the end of Q2 2005 was $576 million compared with $503 million at December 31, 2004 and $726 million at the end of Q2 2004. In the second quarter of 2005, the Trust entered into a new, three year revolving, syndicated credit facility with an aggregate borrowing limit of $1,170 million and a $50 million operating facility. The facility contains provision for stamping fees of 65 to 115 basis points and standby fees of 15 to 22.5 basis points depending on the Trust's consolidated bank debt to earnings before interest, taxes and depreciation and depletion ("EBITDA") ratio. The facility contains the following financial covenants:

- Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
- Consolidated total debt to EBITDA shall be less than 4:1;
- Consolidated bank debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

During the first six months of 2005, Penn West paid dividends of $17.5 million (2004 - $94.1 million). The Trust plans to distribute approximately 60 percent of its cash flow with the remaining 40 percent reinvested in exploitation and development projects. The first monthly cash distribution of the Trust, in the amount of $42 million, $0.26 per trust unit, was paid on July 15, 2005 to unitholders of record on June 30, 2005. On July 20, 2005, the Trust announced the next monthly distribution of $0.26 per trust unit, payable on August 15, 2005 to unitholders of record on July 29, 2005.

As at June 30, 2005, the Trust had WTI crude oil collars on 20,000 barrels per day to December 31, 2006. The collars, acquired at no cost to the Trust, have an average floor price of US$47.50 and an average ceiling of US$67.86. Other financial instruments are limited to Alberta electricity contracts, with positive mark-to-market values, as summarized in note 8 to the unaudited interim consolidated financial statements.

Outlook

The outlook for oil and natural gas prices remains very strong, and light to heavy oil differentials narrowed in the second quarter of 2005 further improving the Trust's anticipated netbacks. For 2005, we are forecasting combined capital expenditures, both as an exploration/production company and as an income trust, of $500 to $600 million. For the full year 2005, we are forecasting this capital program will fund approximately 300 net wells. Subsequent to the conversion to an income trust, capital expenditures are limited to approximately 40 percent of forecast cash flow with trust unit distributions accounting for the remaining 60 percent of cash flow. Estimated average 2005 production remains between 98,000 and 101,000 boe per day. Based on an average forecast WTI oil price of US$55.00 per barrel and a $7.65 per mcf natural gas price for the remainder of 2005, forecast after tax cash flow for 2005 is estimated to be in excess of $1 billion.

Sensitivity Analysis

This news release includes forward-looking statements (forecasts) under applicable securities laws. These statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Sensitivities to selected key assumptions are outlined in the table below.

Change of:	Impact on cash flow*	Impact on net income*
$1.00 per barrel of liquids price	15.0	9.6
Per trust unit, basic	0.09	0.06
1,000 barrels per day in liquids production	16.3	7.7
Per trust unit, basic	0.10	0.05
$0.10 per mcf of natural gas price	8.1	5.2
Per trust unit, basic	0.05	0.03
10 mmcf per day in natural gas production	20.9	8.8
Per trust unit, basic	0.13	0.05
$0.01 in $US/$CAD exchange rate	21.2	13.3
Per trust unit, basic	0.13	0.08

*$ millions, except per unit amounts. The net income impact assumes that the distribution levels are not adjusted for changes in cash flow thus reducing the incremental tax rate.

Commitments

We are committed to certain payments over the next five calendar years as follows:

($ millions)	2005	2006	2007	2008	2009	Thereafter
Transportation	10.3	17.1	13.0	7.5	3.8	3.0
Transportation ($US)	1.7	3.4	1.7	1.6	1.6	9.3
Electricity	1.9	2.0	2.0	2.0	2.0	3.2
Office lease	2.7	5.3	4.5	4.2	4.2	3.5

Equity Instruments

Trust units issued	
As at June 30, 2005 ***	163,138,268
Issued to employee savings plan	28,613
As at August 5, 2005	163,166,881
Trust unit rights outstanding	
As at June 30, 2005 ***	7,546,000
Granted	25,050
Exercised for trust units	-
Forfeited	-
As at August 5, 2005	7,571,050

*** See notes 6 and 7 to the unaudited interim consolidated financial statements

Accounting Pronouncements

Earnings Per Share:
Effective January 1, 2005, this accounting pronouncement requires the number of incremental shares included in year-to-date diluted earnings per share calculations be computed using the average market price of common shares for the year-to-date period. It also stipulates that contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with mandatory conversion features would be included in the basic weighted average earnings per share calculation from the date of mandatory conversion. These changes did not materially impact the Trust's reported diluted earnings per share amounts.

Consolidation of Variable Interest Entities:
Effective January 1, 2005, this accounting guideline addresses the circumstances where an entity has control of another entity through arrangements other than share ownership. The accounting guideline requires an enterprise to consolidate the entity when that enterprise has a variable interest that will absorb a majority of the entity's returns or losses. The Trust does not currently have any such arrangements.

Financial Instruments, Other Comprehensive Income:
This pronouncement, effective for fiscal year ends beginning on or after October 1, 2006, addresses when to recognize, and how to measure, a financial instrument on the balance sheet and how gains and losses are to be presented. An additional financial statement, other comprehensive income, will be required. Once implemented, the fair value of financial instruments, designated as hedges, will be included on the balance sheet as an equity item with the related mark-to-market gain or loss recognized in other comprehensive income. Consistent with current practice, financial instruments not designated as hedges will be valued at market with any related gains and losses recognized in net income of the period.

Penn West Energy Trust
Consolidated Balance Sheets

($ millions)	As at June 30, 2005 (unaudited)	As at December 31, 2004 (audited)
Assets		
Current		
Accounts receivable	$ 173.6	$ 160.5
Future income taxes	-	25.3
Other	17.6	19.8
	191.2	205.6
Property, plant and equipment (note 3)	3,763.2	3,661.8
	$ 3,954.4	$ 3,867.4
Liabilities and Unitholders' equity		
Current		
Accounts payable and accrued liabilities	$ 236.6	$ 306.6
Taxes payable	226.7	11.2
Distributions/dividends payable	42.4	6.7
Unit-based compensation (note 6)	-	71.0
	505.7	395.5
Bank loan (note 4)	575.9	503.1
Asset retirement obligations (note 5)	184.4	180.7
Unit-based compensation (note 6)	-	20.9
Future income taxes	701.0	858.2
	1,461.3	1,562.9
Unitholders' equity		
Unitholders' capital (note 7)	556.1	515.3
Contributed surplus (note 7)	0.5	-
Accumulated earnings	1,473.2	1,393.7
Accumulated cash distributions	(42.4)	-
	1,987.4	1,909.0
	$ 3,954.4	$ 3,867.4

See accompanying notes to the unaudited interim consolidated financial statements

Penn West Energy Trust
Consolidated Statements of Income and Accumulated Earnings

($ millions, except per unit amounts, unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Revenues				
Oil and natural gas	$ 424.2	$ 390.4	$ 829.5	$ 736.5
Royalties	(74.2)	(73.3)	(146.8)	(139.6)
	350.0	317.1	682.7	596.9
Expenses				
Operating	80.8	76.1	158.5	148.0
Transportation	5.6	6.6	11.5	12.8
General and administrative	6.8	4.1	11.2	7.5
Interest on long term debt	5.0	4.4	9.8	8.6
Depletion, depreciation and accretion (note 5)	106.9	101.6	213.6	197.3
Unit-based compensation (note 6)	53.8	5.6	72.2	41.0
Foreign exchange loss (gain)	3.0	7.7	4.5	(0.8)
	261.9	206.1	481.3	414.4
Income before taxes	88.1	111.0	201.4	182.5
Taxes				
Capital	3.6	1.7	6.3	4.5
Current income	14.0	13.0	54.1	23.1
Future income	10.8	30.8	14.4	28.4
	28.4	45.5	74.8	56.0
Net income	59.7	65.5	126.6	126.5
Net income per unit (1)				
Basic	0.37	0.41	0.78	0.78
Diluted	0.34	0.40	0.75	0.77
Accumulated earnings, beginning of period				
As previously reported	1,449.8	1,203.0	1,393.7	1,115.5
Accounting change	-	-	-	33.2
As restated	1,449.8	1,203.0	1,393.7	1,148.7
Net Income	59.7	65.5	126.6	126.5
Plan of arrangement (note 10)	(36.3)	-	(36.3)	-
Dividends	-	(6.7)	(10.8)	(13.4)
Accumulated earnings, end of period	$ 1,473.2	$ 1,261.8	$ 1,473.2	$ 1,261.8

See accompanying notes to the unaudited interim consolidated financial statements

(1) The 2004 comparative figures have been restated to reflect the conversion ratio of three trust units issued for each Penn West common share pursuant to the plan of arrangement.

Penn West Energy Trust
Consolidated Statements of Cash Flows

($ millions, unaudited)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Operating activities				
Net income	$ 59.7	$ 65.5	$ 126.6	$ 126.5
Depletion, depreciation and accretion (note 5)	106.9	101.6	213.6	197.3
Future income taxes	10.8	30.8	14.4	28.4
Unrealized foreign exchange loss (gain)	25.8	7.7	90.3	(0.8)
Unit-based compensation (note 6)	53.8	5.6	72.2	41.0
Cash flow	257.0	211.2	517.1	392.4
Decrease (increase) in non-cash working capital	24.9	(41.0)	41.4	10.6
Payments for surrendered options	(134.3)	(1.7)	(141.6)	(7.4)
Expenditures on abandonments	(3.6)	(3.9)	(10.2)	(9.6)
	144.0	164.6	406.7	386.0
Investing activities				
Additions to property, plant and equipment, net	(99.4)	(82.0)	(301.1)	(529.6)
Increase in non-cash working capital	(76.3)	(58.3)	(76.1)	(50.7)
	(175.7)	(140.3)	(377.2)	(580.3)
Financing activities				
Increase (decrease) in bank loan	38.6	(18.4)	(17.5)	284.5
Issue of equity	17.1	1.0	18.8	3.8
Dividends paid	(10.8)	(6.7)	(17.5)	(94.1)
Plan of arrangement costs	(36.3)	-	(36.3)	-
Decrease (increase) in non-cash working capital	23.1	(0.2)	23.0	0.1
	31.7	(24.3)	(29.5)	194.3
Increase in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Interest paid	$ 5.2	$ 4.4	$ 10.0	$ 8.5
Income and capital taxes paid	$ 17.9	$ 2.0	$ 17.9	$ 3.1

See accompanying notes to the unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial Statements ($ millions, except per unit amounts):

1. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

On May 31, 2005, Penn West Petroleum Ltd. (the "Company") was reorganized into Penn West Energy Trust (the "Trust") under a plan of arrangement (the "Plan") entered into by the Trust, Penn West and the shareholders of Penn West. Company shareholders received three trust units for each common share held. On June 2, 2005, the trust units commenced trading on the TSX under the symbol "PWT.UN". The Trust was created pursuant to a trust indenture dated April 22, 2005 with CIBC Mellon Trust Company appointed Trustee.

The unaudited interim consolidated financial statements have been prepared on a continuity of interest basis as if the Trust historically carried on the business of the Company. Prior to the Plan on May 31, 2005, the consolidated financial statements include the accounts of Penn West and its subsidiaries. After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust, its subsidiaries and partnerships. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as detailed in note 2, are consistent with the accounting policies described in the notes to the audited consolidated financial statements of the Company for the year ended December 31, 2004. Accordingly, these financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2004.

2. CHANGE IN ACCOUNTING POLICIES:

Earnings Per Share

The Trust adopted the new earnings per share accounting recommendations effective January 1, 2005. The number of incremental shares included in diluted EPS is computed using the average market price of common shares for the year-to-date period. In addition, contracts that could be settled in cash or common shares are assumed settled in common shares if share settlement is more dilutive. Shares to be issued upon conversion of convertible instruments with a mandatory conversion feature would be included in the basic weighted average EPS calculation from the date when conversion becomes mandatory. These changes did not materially impact the Trust's reported diluted EPS amounts.

Financial Instruments

Effective July 1, 2005, the Trust changed its accounting policy for financial instruments from the application of hedge accounting to valuation at market with any related gains and losses recognized in net income of the period. In accordance with transitional accounting provisions, the existing mark-to-market gains on power contracts are recognized in the accounting period in which the underlying contracts relate.

Stock-based Compensation

During the second quarter of 2005, pursuant to the plan of arrangement, the stock option plan was cancelled. Costs associated with the cancellation of outstanding stock options on conversion were charged to income during the quarter as the stock option plan contained a cash settlement alternative. The Trust initiated a new trust unit rights incentive plan during the quarter that is accounted for using the fair-value based method.

3. PROPERTY ACQUISITION:

In February 2004, the Company acquired producing properties in southwest Saskatchewan. Results of operations from these properties are included in the Trust's results from February 1, 2004. The allocation of the purchase price to assets acquired and liabilities assumed was as follows:

Purchase price		
Cash consideration	$	233.7
Working capital		9.8
	$	243.5
Net assets acquired		
Property, plant and equipment	$	318.7
Future income tax liability		(54.8)
Asset retirement obligations		(20.4)
	$	243.5

4. BANK LOAN

	As at June 30, 2005		As at December 31, 2004	
Bankers' acceptances	$	575.9	$	154.1
LIBOR advances (2004 US $290 million)		-		349.0
	$	575.9	$	503.1

As at June 30, 2005, the Trust had unsecured bank credit facilities of $1,220 million comprising a $1,170 million credit facility and a $50 million operating loan facility, and had outstanding letters of credit totalling $6 million that reduced the amount otherwise available to be drawn on the operating facility. In Q1 2005, the Company converted US $205 million of its US denominated borrowings to Canadian dollars at an average exchange rate of $0.829 CAD/USD resulting in a realized foreign exchange gain of $63 million. In May 2005, the Company converted its remaining US $85 million of US denominated borrowings to Canadian dollars realizing an additional foreign exchange gain of $22.8 million.

5. ASSET RETIREMENT OBLIGATIONS

The total undiscounted current amount required to settle the asset retirement obligations at June 30, 2005 was $748 million. This amount was discounted using a credit adjusted rate of 7.5 percent over the expected useful life of the underlying assets, which currently extends up to 50 years into the future with an average life of 22 years.

Changes to asset retirement obligations were as follows:

	2005	2004
Asset retirement obligations at January 1	$ 180.7	$ 172.8
Liabilities incurred during the period	3.6	31.7
Liabilities settled during the period	(10.2)	(9.6)
Accretion	10.3	6.8
Asset retirement obligations at June 30	$ 184.4	$ 201.7

6. UNIT-BASED COMPENSATION

Stock option plan:

The stock option plan included a cash payment alternative and stock-based compensation costs were recorded based on changes to the share price at the end of each quarter and any changes to the number of outstanding options. Pursuant to the plan of arrangement, all stock options outstanding on the date of conversion were settled either for cash of $84.77 per share or by issuing shares. The continuity of the compensation liability and outstanding options to the date of cancellation was as follows:

	2005	2004
Liability, January 1	$ 91.9	$ 27.9
Provision	71.7	41.0
Cash payments on exercise of stock options	(141.6)	(7.4)
Liability settlements on stock options exercised for shares	(22.0)	(2.8)
Liability, June 30	-	58.7
Current portion	-	47.4
Long term portion	-	11.3
	$ -	$ 58.7

Penn West stock options	Number of stock options	Weighted average exercise price
Outstanding, January 1, 2005	3,728,980	$ 39.00
Granted	82,600	79.51
Exercised for common shares	(488,399)	34.72
Exercised for cash	(3,212,931)	40.51
Forfeited	(110,250)	44.26
Outstanding, May 31, 2005	-	$ -

Trust unit rights incentive plan:

The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers, employees and service providers. The number of Trust units reserved for issuance shall not at any time exceed ten percent of the aggregate number of issued and outstanding trust units of the Trust. Unit right exercise prices are equal to the market price for the trust units based on the five day weighted average market price prior to the date the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, made by the Trust after the grant date. Rights granted under the plan vest over a five year period and expire six years after the date of the grant.

Trust unit rights	Number of unit rights	Weighted average exercise price
Granted	7,546,000	28.32
Forfeited	-	-
Outstanding, June 30, 2005	7,546,000	$ 28.32
Exercisable, June 30, 2005	-	$ -

The Trust recorded compensation expense of $0.5 million for the period ended June 30, 2005. The compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis. The Black Scholes option pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

Month ended June 30	2005
Average fair value of trust unit rights granted (per unit)	
Directors and officers	$ 6.11
Other employees	$ 5.71
Expected life of trust unit rights (years)	
Directors and officers	5.0
Other employees	4.5
Expected volatility (average)	16%
Risk free rate of return (average)	3.10%
Expected distribution rate	* Nil

* The expected distribution rate is presumed to be nil as it is anticipated that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

Trust unit savings plan:

The Trust has an employee trust unit savings plan (the "Savings Plan") for the benefit of all employees. Under the Savings Plan, employees may elect to contribute up to 10 percent of their salary. The Trust matches employee contributions at a rate of $1.50 for each $1.00. Both the employee and the Trust contribution trust units may be issued from treasury at the five-day weighted average month end market price or purchased in the open market.

7. UNITHOLDERS' CAPITAL

a. Authorized

An unlimited number of voting Trust Units, which are redeemable at the option of the unitholder at 95% of the lesser of the ten trading day average market price, and the closing market price on the day of redemption.

An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by AcquisitionCo or other direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any other rights.

b. Issued

Shareholders of Penn West received three trust units for each common share held resulting in the issuance of 163,137,018 trust units in exchange for the common shares of Penn West pursuant to the plan of arrangement.

No special voting units were issued or outstanding.

Common shares of Penn West issued	Shares	Amount
Balance, January 1, 2005	53,868,745	$ 515.3
Issued on exercise of stock options	488,399	17.0
Issued to employee stock savings plan	21,905	1.8
Cancellation of certificates	(43)	-
Liability settlements on stock options exercised for shares	-	22.0
Balance, May 31, 2005 prior to plan of arrangement	54,379,006	$ 556.1
Exchanged for Trust units	(54,379,006)	556.1
Balance as at May 31, 2005	-	$ -

Trust units of Penn West Energy Trust	Units	Amount
Issued to settlor for cash	1,250	$ -
Exchanged for Penn West shares	163,137,018	$ 556.1
Balance as at June 30, 2005	163,138,268	$ 556.1

Contributed surplus	2005	2004
Balance, January 1	-	$ -
Unit-based compensation expense	0.5	-
Balance as at June 30	0.5	$ -

8. FINANCIAL INSTRUMENTS

The Company had the following financial hedging positions outstanding as at June 30, 2005:

	Notional Volume	Remaining Term	Pricing	Market Value [(1)] ($ millions)
Crude Oil				
WTI Costless Collars	20,000 Bbls/d	Jul/05 - Dec/06	$US 47.50 to 67.86/Bbl	-
Electricity				
Alberta Power Pool Swaps	60 MW	2005	$41.00 to $50.00/MWh	4.8
Alberta Power Pool Swaps	60 MW	2006	$42.25 to $43.15/MWh	9.1
Alberta Power Pool Swaps	35 MW	2007	$46.00/MWh	2.8

(1) Unrealized gain on electricity swaps based on calculations using posted rates for similar contracts at the balance sheet date.

9. INCOME TAXES

Prior to the income trust conversion, a significant portion of the Company's taxable income was incurred in a partnership. This resulted in a significant portion of current income taxes being incurred on the partnership's taxable income in the year following the year of inclusion in the Company's consolidated net income. Subsequent to the income trust conversion, a lower percentage of the Trust's taxable income will be incurred in a partnership. It is anticipated that future trust distributions will partially compensate for future taxable income to be incurred in the Trust's subsidiaries.

In March 2004, the Government of Alberta reduced Alberta corporate income taxes by one percent. A $20 million future income tax benefit was recorded to reflect this rate reduction.

10. PLAN OF ARRANGEMENT COSTS

Effective May 31, 2005, Penn West commenced operations as an oil and gas income trust pursuant to a plan of arrangement approved by the Shareholders on May 27, 2005. Certain amounts, related to the plan of arrangement, have been charged to accumulated earnings as follows:

		Amount
Tax rate difference on current income taxes	$	13.3
Incremental capital taxes		13.4
Financial advisor fees		5.6
Legal fees - Burnet, Duckworth and Palmer		1.5
Staffing realignment		1.2
Filing fees, communication, professional fees and other		1.3
	$	36.3

Officers

William Andrew
President and CEO

David Middleton
Executive Vice President and COO

Thane Jensen
Senior Vice President, Exploration and Development

Greg Gegunde
Vice President, Development

Eric Obreiter
Vice President, Production

Todd Takeyasu
Vice President, Finance

Kristian Tange
Vice President, Business Development

William Tang Kong
Vice President, Corporate Development

Anne Thomson
Vice President, Exploration

Directors

John A. Brussa (2)(4)
Chairman
Calgary, Alberta

William E. Andrew
Calgary, Alberta

Thomas E. Phillips (2)(3)(4)
Calgary, Alberta

James C. Smith (3)(4)
Calgary, Alberta

Murray R. Nunns (2)(3)
Calgary, Alberta

George H. Brookman (1)(4)
Calgary, Alberta

Notes:
(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Reserve Committee
(4) Member of the Corporate Governance Committee

Legal Counsel

Burnet, Duckworth & Palmer
Calgary, Alberta

Thackray Burgess
Calgary, Alberta

Bennett Jones
Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce
Royal Bank of Canada
The Bank of Nova Scotia
Bank of Montreal
Bank of Tokyo-Mitsubishi (Canada)
Alberta Treasury Branches
Sumitomo Mitsui Banking Corporation of Canada
BNP Paribas (Canada)
Societe Generale
HSBC Bank Canada

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Investors are encouraged to contact The CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company:
(416) 643-5000 or toll-free throughout North America at 1-800-387-0825
e-mail: inquiries@cibcmellon.ca
Web site: www.cibcmellon.ca

Auditors

KPMG LLP
Calgary, Alberta

Stock Exchange Listing

The Toronto Stock Exchange
Trading Symbol: PWT.UN

Head Office

Suite 2200, 425 -First Street S.W.
Calgary, Alberta T2P 3L8
Telephone: (403) 777-2500
Toll Free: 1-866-693-2707
Fax: (403) 777-2699
E-mail: www.pennwest.com

For further information contact:

William Andrew
President and CEO
Phone: (403) 777-2502
E-mail: bill.andrew@pennwest.com

Notes to Reader

1) This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

2) All dollar amounts outlined in this document are expressed in Canadian dollars unless noted otherwise.

3) Where applicable, natural gas has been converted to barrels of oil equivalent (boe) using a conversion rate of 6 mcf of natural gas equals 1 boe. However, this could be misleading if used in isolation. A boe conversion of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

PENN WEST
ENERGY TRUST

File No. 82-34902

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William E. Andrew, President and Chief Executive Officer of Penn West Petroleum Ltd. on behalf of Penn West Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Penn West Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2005

"William E. Andrew"
William E. Andrew
President and Chief Executive Officer

File No. 82-34902

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Todd Takeyasu, Vice President, Finance, acting in the capacity of Chief Financial Officer of Penn West Petroleum Ltd., on behalf of Penn West Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Penn West Energy Trust, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 5, 2005

"Todd Takeyasu"
Todd Takeyasu
Vice President, Finance